Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 10, 2014

HudBay Minerals Inc.

Moderator:   Candace Brule

February 10, 2014

10:00 a.m. ET

Operator:                                                                    Ladies and gentlemen, welcome to the Hudbay Proposed Acquisition of Augusta conference call on the 10th of February, 2014.  Throughout today’s (recorded) presentation, all participants will be in a listen-only mode.  After the presentation, there will be an opportunity to ask questions.  If any participant has difficulty hearing the presentation, please press star followed by the zero on your telephone for operator assistance.

I would now hand the conference over to Candace Brule, director of Investor Relations.  Please go ahead, madam.

Candace Brule:                                   Thank you, Operator.  Good morning and welcome to Hudbay’s conference call.  The news release announcing our offer to acquire Augusta shares and other relevant information related to the proposed transaction are available on our Web site at www.hudbayminerals.com.  We have also made a corresponding PowerPoint presentation available on our Web site and we encourage you to refer to it during this call.

Our presenter today is David Garofalo, Hudbay’s President and Chief Executive Officer.  Accompanying David for the Q&A portion of the call will be David Bryson, our Senior Vice President and Chief Financial Officer; Alan Hair, our Senior Vice President and Chief Operating Officer; and Ken Gillis, our Senior Vice President of Corporate Development.

Please note that comments made on today’s call may contain forward-looking information and this information by its nature is subject to risks and uncertainties and, as such, actual results may differ materially from the views expressed today.  For further information on these risks and uncertainties, please consult the company’s relevant filings on SEDAR and EDGAR.  We also suggest that you read the offer documents that will be filed today including an offer and circular on SEDAR, and a (schedule TO) and Form F-10 on EDGAR when they become available.

All of the company’s SEDAR and EDGAR filings are also available on our Web site.  For the purposes of this presentation, we have assumed a U.S. to Canadian dollar conversion ratio of 1:1.

And now I’ll pass the call over to David Garofalo.  Dave?

David Garofalo:                               Thanks, Candace.  Good morning, everyone.  I’m very pleased to be here today announcing Hudbay’s proposed acquisition of Augusta.  We have been playing close attention to Augusta for some time now and we strongly believe that this acquisition aligns with our key strategic initiatives and will further position Hudbay as a leading intermediate base-metals company with world-class copper production growth.

Rosemont complements our current portfolio of high-quality assets and adds a low cost, long-life project that will contribute to the next phase of growth for Hudbay and enhance our long-term copper growth profile once our three new mines are in full production.

Through the efforts of our deep and talented management team and workforce, which now number over 1,500, we can bring significant technical and operational expertise to this project.  We have an 87-year track record of successfully bringing projects into production and we will leverage that experience in addition to our considerable financial capacity to the benefit of all stakeholders.

Hudbay’s objective is to create sustainable value through accretive acquisitions that increase commodity exposure with high-quality growth and mining-friendly politically secure jurisdictions, and the acquisition of Rosemont ties directly into this objective.

Before I discuss the merits of the transaction, let me first review the proposed terms of the acquisition.  We are proposing to acquire all the issued and outstanding common shares of Augusta not currently held by Hudbay on the basis of 0.315 of a Hudbay share for each Augusta share.  Based on Hudbay’s closing price last Friday, Hudbay’s offering $2.96 per Augusta share, which values Augusta at an enterprise value of approximately $540 million.

The offer represents a substantial 62 percent premium based on the 20-day volume weighted average prices of both companies, and an 18 percent premium to Augusta’s closing share price last Friday, which is in addition to Augusta’s 26 percent share price increase during the previous two trading days.

Standard conditions will be attached to the bid, including a minimum tender of 66 and 2/3 percent of Augusta’s fully diluted shares, no adverse effect to the offer from Augusta shareholders’ rates plan, and receipt of regulatory approvals.  Our offer has neither due diligence nor financing (divisions), and does not require Hudbay shareholder approval.

We plan to commence the offer by way of advertisement tomorrow, and the offer expires on March 19, 2014.  Additional details will be included in the takeover bid circular that will be filed with the regulators later today.

Hudbay has laid out a clear, disciplined growth strategy based on our core competencies.  We have established and communicated specific criteria for acquisitions that would complement our growth strategy and long-term vision for the company.  The acquisition of Rosemont meets all these criteria.

One of the key factors that attracted us to Rosemont was location.  Arizona aligns well with our geographic focus; it’s one of the top copper producing regions in the world and it’s stable from a regulatory and fiscal standpoint.  Rosemont also aligns with our geological focus given its similarities to Constancia.  Arizona hosts many significant copper deposits and we feel that Rosemont has the potential to become a meaningful producer in the region for the long-term.

Hudbay’s belief in acquiring small and thinking big is central to our acquisition strategy.  Acquiring prospective development projects where we can leverage our strength as builders and operators enables us to build our social license and generate value for all stakeholders.

Augusta is a modestly sized acquisition, and Rosemont is at a stage where we can ply our technical expertise to surface value for all our current and future shareholders.

We have been patient and supportive shareholders in Augusta since our initial investment in 2010.  While we are confident that Rosemont project will receive all necessary permits, based on our extensive due diligence independent of Augusta, we believe Augusta’s management continues to be overly optimistic about the permitting timeline and Augusta’s ability to complete the required engineering and raise the necessary financing to construct the Rosemont project.

At this point, we strongly believe our technical team will be better positioned to advance this project forward given our extensive history in bringing projects into production.  In fact, since our initial investment in Augusta, we have built two new mines and substantially advanced another.

We’re seeking growth, but let me be clear — we are not growing for the sake of growing.  We remain very focused on the quality of our asset base, and the acquisition of Augusta represents an opportunity to secure a quality asset that will support our growth initiatives after Constancia is up and running.

As we continue to optimize our existing operations and grow our principal operating platforms, we’re also planning for the future.  We have assessed several development projects in search of our next growth initiative and Rosemont ticks all the boxes for us.  We’re confident that this asset will provide a meaningful contribution in the future and support the next stage of growth, enhance our position as a leading intermediate base-metal producer with world-class copper production growth.

In addition, this acquisition will also satisfy our criteria of accretion on a per share basis, including net asset value, reserves and resources, and long-term production, cash flow, and earnings.  And we’re doing so in a manner which is financially accretive to our per share metrics.

We believe this acquisition offers a very compelling value proposition to Augusta shareholders for several reasons.  In addition to the substantial upfront premium, the share exchange offer provides Augusta shareholders with exposure to a leading low-cost intermediate base-metals producer.  With Lalor & Reed’s ramp-up and Constancia’s construction well advanced, we expect strong growth in near term cash flow production.

Our offer also provides ongoing participating in Rosemont’s future value enhancement as Hudbay continues to advance the project.  We have greater technical and operating experience to advance Rosemont and we’ll devote our (four) teams to take this project to the final stages of permitting and development.

Finally, by becoming shareholders of Hudbay, Augusta shareholders would no longer be exposed to Augusta’s liquidity risks, particularly if there are continued delays in permitting and finance.  Augusta will acquire a considerable amount of capital in a currently challenging financing environment, and their significant near term obligations they will have difficulties addressing with their currently available financial resources.

In contrast, Hudbay has approximately $1.4 billion in current liquidity as well as increasing cash flows that are expected to grow dramatically once Constancia’s in production.  Hudbay’s expected to have the capacity to internally fund the construction of Rosemont and realize the full value potential of the combined project pipeline.

Hudbay has quality low-cost assets in stable mining-friendly jurisdictions, an experienced management team with extensive operating capabilities, the superior copper-growth profile, and strong financial resources to execute our internal and external growth initiatives.

(Slide 9) provides an overview of our operations in our growth by (flying) over the next few years.  The 777 mine has been our cornerstone asset for years.  This mine has a longstanding operating history and has proven to be a very stable and low cost operation that will continue to generate steady cash flows.

The next three projects, Reed, Lalor, and Constancia, form the foundation of our current growth platform.  Reed was brought into production in September 2013 and we expect full scale production to be reached by the first half of this year.  Phase I commercial production at Lalor was achieved in Q1 2013 and we’re working towards reaching full scale (with shock emissioning and refurbishment) of the Snow Lake concentrator by midyear.

Construction at Constancia continues to advance well with over 56 percent completion achieved as of December 31, 2013, and we remain on track to achieve initial production by late 2014 with commercial production by 2/2 of 2015.

Constancia will drive significant near term production in cash flow growth and will become our most significant asset in the coming years.

The addition of Rosemont fills our long-term growth profile and ensures that our project pipeline remains full.  We are keenly focused on executing our current development pipeline and successful execution remains high base, top priority.

Project timing was a key consideration when we evaluated this acquisition and the potential development timeline for Rosemont dove tails nicely with our existing growth initiatives.  In addition to its favorable location, there are many reasons why we believe Rosemont is a quality asset where we can add significant value for all shareholders.

Rosemont shares similar characteristics with Constancia from a technical perspective.  It provides us with the opportunity to directly leverage our extensive mine building experience.  As outline in the latest Rosemont feasibility study, the project has the potential to produce an average of 240 million pounds of copper per year over the projected 20-year mine life.

The Rosemont feasibility study indicates low capital intensity and existing strategic and financing partners who expected to partially fund the upfront capital.  Hudbay expects to find its portion of the development capital from cash flows.  Hudbay already boost significant copper growth to both shareholders of Augusta and (Inaudible) stand to benefit from in the near term.  Once Constancia comes on line our production is anticipated to grow by 570 percent between 2013 and 2015.

Dovetailing with the completion of Constancia, Rosemont will further enhance our skill and provide additional low cost production to underpin the next stage of growth.  Supporting this increase in scale will be a robust reserve of resource space.  With this transaction, our proven and profitable copper reserves would double growing from 2 million tons to 4.1 million tons.

High base compelling value proposition is evident when compared to its peers.  High base leading low cost world profile is uniquely positioned within this group.  The addition of Rosemont will reinforce this position in the future.  We are firm on our geographic focus with the addition of Rosemont Hudbay maintains a low (inaudible) risk profile with full exposure to investment grade countries and long term operations in mining family jurisdictions in the Americas.

Most acquisitions, coppers will comprised approximately 73 percent of our reserve base.  By adding significant copper reserves and resources and enhancing an already strong growth profile, Hudbay provides compelling value to investors both on an Absolute and for sure basis.

We believe with leading per share leverage to copper and continuous growth in the development of our asset base, Hudbay will be well positioned to generate strong returns for our stakeholders for the long term.  Our balance sheet is strong and we have the financial capacity to deliver on our growth initiatives, including the $173 million equity financing we closed last month and the remaining $ 260 million in stream payments due from Silver Wheaton, our current total liquidity is approximately $1.4 billion.

We expect to have amply liquidity to internally fund the remaining capital expenditures to Constancia, Lalor and Reed and fully execute our development plans.  We are also arranging a $150 million (inaudible) debt financing related to copper concentrate (inaudible) in Constancia which would further bolster a liquidity position.

Our cash flow is expected to grow significantly in the near term once the Constancia is fully operational.  And with the expected capital contributions from Rosemont strategic financial partners we will be in a strong position to internally fund the development of this asset.

As we look to the future and evaluate our position in the global copper sector, we expect to have the scale to join the ranks of major copper producers as bottom quartile cash cost producer.  Key attributes that we believe will make us an industry leader in a compelling investment proposition.

In closing, we’re very excited about the prospects of Hudbay going forward, particularly with the addition of Rosemont.  The acquisition of Augusta aligns us with our overall vision and growth strategy for Hudbay and Rosemont maintains the quality of asset basis we look to secure the next phase of growth for our company, to increase our commodity leverage.

We believe that the transaction we’re proposing today is supported by strong rationale, will present significant benefits to all shareholders.  The quality of our operating portfolio, geographic focus, and unparalleled growth we are confident in our ability to continue creating sustainable value for our shareholders for the long term.

With that Operator, we would be happy to take questions.

Operator:                                                                    Thank you, (Seth).  If any participant would like to ask a question please press the star followed by the one on your telephone.  If you wish to cancel the request please press star followed by the (Tee).  Your questions will be posed in the order they are received.  And there will be a short pause while participants (inaudible) for a question.

The first question comes from, will actually be from (Jeffery Brent).  Go ahead.

(Jeffery Brent):                                     Hey guys, for those of us who are a little less familiar with Rosemont, I know a 20-year mine life, et cetera.  Just can you talk about you know what debt they do have on the company now and obviously you guys are talking to being able to get permitting and ramp up moving faster than maybe they could.  Can you just give a rough sense as to sort of the timing and magnitude and cost of that ramp up?  Then also talk about sort of what portion, whether it’s an off tick agreement or something else, who these strategic partners, in a rough sense, what these strategic partners might be about.

And you know can just a little bit more color around all of those things.

Male:                                                                                        Well (Brent) in terms of Augusta debt balance they do have a credit facility with (Red Tight) of I think a little over $100 million.

Male:                                                                                        Right.

Male:                                                                                        And if we’re unable to extend the terms there we do have additional debt capacity we’ve added on and we’ve doubled the size of our corporate credit facility from $100 million to $200 million in the anticipation of having to take the (Red Kite) facility out.

In terms of the strategic partners on the financing side, they have Korean joint venture partner that owns, that has the ability to own or earn up to 20 percent of the project by contributing capital upfront.  And they also have an agreement in place with Silver Wheaton on the precious metals from (inaudible) which would contribute additional capital up front.

So those, those dollars would come in as a priority prior to any other debt or equity financing from whoever the sponsor of that project is going forward.  In terms of our views on permeating, maybe I’ll pass it on to Alan Hair and (Tommy) with the project.  He can give you a bit more insight there.

Male:                                                                                        Our views are considerably different than what you put forward.  We first started looking at this project almost four years ago and we’ve had a consistently more conservative view on the financing timelines and when

Rosemont will ultimately be able to put a shovel in the ground.  And that’s still our belief.

But we believe that the (inaudible) timelines are consistent with our ability to optimize the project execution strategy with a view to commence construction sometimes after Constancia has been moved into commercial production.

(Jeffery Brent):                                     Got it.  So in terms of like additional liquidity that you might require you know just you know for this acquisition, it’s probably not going to be a significant amount of money until after Constancia is up and running.

Male:                                                                                        No, I mean our program, assuming we’re successful in acquiring control of the project, is going to be one of completing the detailed engineering, which (August) has been capital-constrained from doing.  They just haven’t had the cash on the balance sheet to advanced their detailed engineering and we’re not so constrained.

There obviously would be holding costs associated with the project and any remaining costs related to the permitting process.  Again, we don’t think, ultimately they’ll be in a position to actually start construction until after our Constancia project’s up in commercial production anyways.

Male:                                                                                        So somewhere around 2016, and then can you just sort of put a rough guesstimate as to the additional capital necessary to kind of fund the various stages of Rosemont between you know now and the end of 2016.

Male:                                                                                        Well, without getting into specifics, it would be in the tens of millions of dollars and not hundreds of millions.  And so it’s certainly manageable.  And one of the reasons we did an equity raise earlier this year is to give us the ability to introduce a project in earlier stage that we could carry through the engineering phase and optimization phase without eating any our cushion for our existing pipeline of projects.

Male:                                                                                        And last questions; I’ll get back in the queue. Based on all of the due diligence you’ve done so far, you think that this project will also, along with Constancia, be sort of the bottom quartile globally for copper production?

Male:                                                                                        Yes, in terms of its operating cash costs; yes.

Male:                                                                                        Thanks very much, guys.

Operator:                                                                    Thank you.  Our next question comes from Matt Murphy from UBS.  Please go ahead.

Matt Murphy:                                          Hi.  I’m just wondering if you could elaborate a little bit on the due diligence you’re done on permitting and maybe not just permitting, but also the local opposition to the mine and does that factor into your slightly longer timeline to construction?

Male:                                                                                        Well, obviously, that’s what factors into the timeline.  I mean, as I said, we’ve been looking at this project for almost four years now.  We’ve had a view in permitting that’s been considerably at odds with (Augusta’s) view and so far our timelines have been proved to be more realistic than (Augusta’s) have.

Matt Murphy:                                          And does a slower timeline; like what’s the idea handoff from your Constancia engineering teams you know does that slower timeline work with the work you see the Constancia guys taking on or is it something that you know you can advance, regardless of whether it’s permitted or not?

Male:                                                                                        Well, the initial phase (you know) as soon as we take over, if we did take over Rosemont, we’d want to understand exactly where they are in terms of engineering and then move into optimizing the project execution strategy ourselves, given the experience we’ve had, both in Constancia and Lalor of late, and to look at both (advancing) the detailed engineering, (doing) value engineering and optimizing the contracting and local procurement strategies and the like.

So we think the timing’s absolutely perfect in terms of the engineering and procurement phases are getting substantially complete at Constancia, which is into the final build-out and we think from a — from a timing point of view, this fits very nicely.

Matt Murphy:                                          OK, thanks.

Operator:                                                                    Thank you.  Our next question comes from Ralph Giacobbe from Credit Suisse.  Please go ahead.

Ralph Giacobbe:                            Good morning.  Thanks for taking my question.  David, you mentioned towards the end of your commentary, and I may need clarification on this, whether you’re looking to fund Rosemont internally?

David Bryson:                                         Yes, (Ralph); we feel confident that with the build-up of cash flow in Constancia and how we expect (to) stage Rosemont after achieving commercial production in Constancia that we’ll have the capcity internally to finance this project.  And you should also keep in mind that the capital from the strategic partners (course) and so we can go in on a priority basis into the project, so they’re funding the first dollars of capital on the Rosemont project.  So that gives us additional comfort that we can finance this internally....

Ralph Giacobbe:                            Understood; thank you.  And Alan touched on this in his previous answer, but with regard to the operating parameters, if you’re successful, how significant will the reengineering, redesign and confirmatory drilling — could we be looking at significant scope and scale changes, which would perhaps take us even beyond you know sort of a one-year delay; maybe even — maybe even more than that?

Male:                                                                                        We don’t see that, given the permitting situation has been the best way to optimize value.  It’s more around the project delivery strategy is the area that we’d be focusing on.

Ralph Giacobbe:                            I see; thank you.

Operator:                                                                    Thank you.  Our next question comes (Ares Racada) from (Scotia) Bank.  Please go ahead.

(Ares Racada):                                      Hi, good morning.  Just getting back to the permitting on Rosemont; I mean clearly you expect it to be permitted, but from your due diligence, could you give us your expectation of when you see Rosemont receiving the final two permits, the final record decision and the 404 permits, in terms of what your expectations are for timeline on those?

Male:                                                                                        No, (Ares); I don’t think we are inclined to give that — our belief — our views on that at this time, given the stage we are in the process.

(Ares Racada):                                      OK.  But clearly you think it’s going to take longer than the company would allude to.

Male:                                                                                        Yes.  I mean I think they’ve been consistently optimistic on that (permitting).  They’ve missed multiple deadlines on that.  We don’t think the record of decision is going to necessarily be the end of the road on the permitting, so again, we’re reticent about getting into significant detail, because we are in a potentially competitive situation and that is our work product and it, I think gives us an advantage in this process.

(Ares Racada):                                      OK.  And just on a separate issue, can you discuss at all whether you have any shareholder lockups in place at this point, or is this really starting from the beginning?

Male:                                                                                        No, other than our 16 percent equity interest as the biggest shareholder, but that’s (it); we have no lockups.

(Ares Racada):                                      OK.  Thank you very much.

Operator:                                                                    Thank you.  Our next question comes from (Stephan) (Inaudible) from Haven Security.  Please go ahead.

(Stephan):                                                               Great.  Thanks very much, guys.  I mean I guess this has sort of been already asked a bunch of times, but just I guess on the permitting itself and just to be clear, is there any sort of fatal flaw in particular that’s caught your attention that may take longer or is it just the general overall process that you expect to take longer than what (Augusta’s) guiding towards?

Male:                                                                                        Well I’d suggest if there was a fatal flaw that caught our attention, we wouldn’t be having this call today.

(Stephan):                                                               Sure.  I guess maybe saying fatal flaw’s probably the wrong word, but I think — I think you know what I mean; yes.

Male:                                                                                        No, we believe — we believe Rosemont’s ultimately permittable.  It’s only a question of we — a differing view in timeline than (Augusta).

(Stephan):                                                               OK, great.  And just — could you comment on what your sort of — what your cost for the current 16 percent is?  I know you did the $30 million placement back in I guess 2010.

Male:  (I think) our cost base is somewhere in the high 2s ...

(Stephan):                                                               High 2s.

Male:  ... 270, 280; I think in that range.

(Stephan):                                                               OK, great, great.  Thanks very much, guys.

Operator:                                                                    Thank you.  Our next question comes from (Alec Proteski) from CIBC.  Please go ahead.

(Alec Proteski):                                      Yes, a couple of questions here.  Just historically, if I remember correctly, I think there were technical aspects with Rosemont that you had some questions about or just wanted a bit more exposure to and just curious where your thinkings were there and I guess it relates to you know what concepts you may want to change or reengineer going forward.

Alan Hair:                                                               Hi, (Alec).  Yes, yes, we’d concerns back when we first started looking at this project about the application of dry stack ceilings on the scale that Rosemont were proposing, which at that time would have been by far the largest application.

Since the (tonnage) has been moved on dry stacking has progressed.  There is a project up and running in Australia.  And we just satisfied our self with just doing more technical due diligence and on dry strike drilling in general and the movement of those (salts) of volumes of materials that — that — that it doesn’t represent a major concern although obviously we have impaired our view and cost perhaps against what Rosemont’s of the world might have been.

(Alec Proteski):OK, thanks for that and just with respect just more color around the current financing situation.  The stream that’s with Silver Wheaton is there a capacity to potentially expand that or is it basically all full up?  And then just the second follow-up would be on the project facility that you think Augusta’s contemplating through what, you know what happens to that or, sir, what would your approach be with that?

Alan Hair:Well, on the stream I presume you’re talking about their scheme as opposed to ours?

(Alec Proteski):Yes.

Alan Hair:And ours — they sold 100 percent of their precious metals there is no capacity for further streaming on Rosemont.

(Alec Proteski):OK, great.

Alan Hair:And I’ll let David maybe talk about the financing.

David Garofalo:Yes, with respect to the financing (Alec), I think as we mentioned given the sequencing of the project and the timing of when the joint venture and the stream contributions would come in at from our own perspective we wouldn’t necessarily see an external financing requirement.  We’re mindful that there are joint venture partners on the project and so it’s difficult for us to say specifically how we’d approach that until we acquired the assets and have an opportunity to have some of those discussions.

We’re aware that they have been doing work on project financing and, you know, from experience we’ve had that’s never an easy process but I think we’ve got a variety of options available to us including just funding it through our own cash flow generations if that turns out to be the best alternative.

(Alec Proteski):OK, no that’s great I’ll pass it on.  Thanks very much.

Operator:And our next question comes from Greg Barnes from (TD Securities.  Please go ahead.

Greg Barnes:                                                  Yes, thank you, (Dave) or (Allen), how comfortable are you with Augustus CapEx and operating cost estimates?

Alan Hair:Well, (Greg), I think I’ve already indicated, I mean, that we’d certainly take a different view on — on their operating costs and I think as you’d expect with —

with any (junior) mining companies 43101 we’d take a different on CapEx and sustain CapEx as well.  So that still tends to our evaluation.

Obviously I don’t want to give an indication as to what extent at this stage.

Greg Barnes:                                                  That was going to be my next question, Alan.  So, clearly you think that the cost have to be high and you’ve taken that into account in your — your offer for the company?

Alan Hair:                                                               Yes, absolutely.

Greg Barnes:                                                  Yes, so rolling — obviously everyone’s asked this question about timing but you’re talking basically mid-2015 or Q2 2015 for commercial production at — at Constancia.  Does that give you enough time between then and now to do all the reengineering you think will be required to — to move into construction at Rosemont shortly thereafter?

Alan Hair:Yes, whether it’s shortly thereafter or thereafter, Greg, I’d also like to reserve a view on it.  I mean, we think the time lines on both permitting and what we require to — to advance the — the whole project to execution strategy and this project fit nicely.  And it will be following commercial production at Constancia which you are correct should be by the end of Q2 2015.

Greg Barnes:                                                  OK, thank you.

Operator:Thank you, our next question comes from (Patrick Wharton) from RBC.  Please, go ahead.

(Patrick Wharton):                                           Thanks, guys, can I assume that there’s no scenario where you change the offer such that you would require Hudbay shareholder approval?  Meaning you’d increase it above a certain threshold?

David Garofalo:I can assure you that we know what we can afford to pay here and if somebody wants to pay more we’re going to tender our (inaudible) to them.

(Patrick Wharton):                                           And unrelated, going off topic here to Constancia for a minute.  There is a critical path item relating to the substation at Tintaya.  I’m wondering if there’s any update on that situation.

Alan Hair:Yes, that situations been resolved now so we don’t believe that there are any issues with any aspect.  I think we’d identify those three different components to the power supply at Constancia and they’re all on track.  And as an additional note to just preempt any questions all the community agreements on the critical areas are now — are now signed.  So, that’s been removed from the critical path as well.

(Patrick Wharton):                   Thanks, guys.

Operator:Thank you, our next question comes from Pierre Vaillancourt from the (Cord).  Please go ahead.

Pierre Vaillancourt:                Yes, yes, both my questions were answered with respect to permitting but I —I guess just to come back we should look for a Q2 (inaudible) for — for — I guess one question I have is — is how — how familiar are — are you with the permitting and — and, you know, Constancia and Augusta is the same?

Alan Hair:Pierre, as I’ve said we started looking at this project almost four years ago and with our consultants developed a view on — on permitting and — and permit ability as a whole and — and our time lines have — have proved to be more realistic than Augusta’s over the piece and we still think that’s the case today.

Pierre Vaillancourt:                So — so, I mean, even if — if, you know, the — the best case scenario happens and — and it does get permitted closer to what Augusta is thinking — trying to stick with your — your timeline.  I mean, it doesn’t sound like, you know, you want this to kind of follow on from Constancia.  So, I — I — that — that’s really what we should anticipate I guess?

Alan Hair:Yes, I mean, we — we want the optimum project execution strategy here and — and we don’t see is to try and fast track this project having any advantage at this stage.  We want the chance to — to fully engineer into and try and turn it into the best project that we can.

Pierre Vaillancourt:                OK, so — so in the interim, you know, leading up to construction can you give us a sense of what — what the costs involved in — in — in getting this — getting this right and, you know, preparing it for — for ground breaking?

David Garofalo:Yes, as I said earlier on it’s in the tens of millions over the course of the next little while to the detail and value engineering phase and stocking up the — the owner’s team.

Pierre Vaillancourt:                OK, and — and when you talk about internally funding, (Dave), can you — can you give me a general sense of — of how that’s broken down?  Say between residual cash, cash flow and — and your partners?

David Garofalo:Well, I guess as I mentioned earlier on the two partners on — on Rosemont, (Cores) and so Wheaton actually fund the first dollars of capital post permitting.  So, there’s several hundred million dollars there that would go in as a priority prior to any owner’s capital going in.  And then the rest would be, we believe, in our base case projections, would be comfortably funded from our operating cash flow.

Pierre Vaillancourt:OK, all right, thanks.

Pierre Vaillancourt:                OK, all right.  Thanks.

Operator:                                                                    Thank you.  Our next question comes from Shane Nagle from National Bank Financial.  Please go ahead.

Shane Nagle:                                                Thanks, operator.  Guys, just with the Lalor construction that you’ve planned for the mill there, would that be potentially deferred at all past Rosemont, that 350 million that you’re going to spend?  Or is that still likely going to be — start a construction on that mid-2015, as well?

David Garofalo:                               No, we have it so baked into our projections.  So, when I spoke of our base case to peer earlier on, we kept the new Lolor concentrator construction in our plans and we’re able to comfortably fund that, as well, over the course of ‘15 and ‘16.  But we certainly have discretion there, because we do have the Snow Lake mill.

So, even in a worst case scenario, we have the ability to at least process ore at 2,700 tons a day from Lolor starting this July.  So, we have a lot of optionality there.  But right now, our plans include the new concentrator.

Shane Nagle:                                                And then maybe if David Bryson on the — on the debt — I mean, I know you guys have talked about refinancing some of those high yield notes once Constancia is up and running and you can get some better trailing EBITDA multiples.  Does that still kind of fall into your plans here?  Does — is there anything, in terms of the free cash flow or your CapEx budget that would impact refinancing of those notes, you know, back out to 2015?

David Bryson:                                         Well, the — Shane, the first call on the notes comes in October of 2016.

Shane Nagle:                                                Oh, right.

David Bryson:                                         And so, no, I don’t think that this affects opportunities that we have around refinancing.  We’ll see where we’re at at that point in time.

But as we’ve mentioned, given the contributions from the partners — and just to, you know, put some numbers on it, if you take the CapEx that is in the existing feasibility study — and I think we’ve talked (to that), about our views that, you know, that that CapEx might be optimistic, but just to use it for the sake of discussion.

There’s about 1.2 billion there; there’s about 330 million due from the financing partners — the joint venture partners in the stream, as well as 20 percent share of the remaining CapEx.  So, on a $1.2 billion project, that reduces our requirement over construction to only about 600 million.

Shane Nagle:                                                OK, great.  That’s all for me.  Thanks, guys.

Operator:                                                                    Thank you.  Our next question comes from (Sachon Shaw) from (Albert Bright).  Please go ahead with your question.

(Sachon Shaw):                                  Hi, good morning.  Could you just — maybe just — I didn’t see any kind of slide that specifically talked about the valuation.  So, can you maybe just talk about how you arrived at the implied enterprise value of 540?

Obviously, you know, Augusta put out a presentation actually, coincidentally on Friday sometime and, you know, their presentation highlights a (net present) value of 2.5 billion and so, just wanted to understand some of the valuation metrics.  I know you went over the rationale of some of the risks for Rosemont, but just want to understand the valuation metrics you arrived at that — to get to the implied 296.

David Garofalo:                               Well, in very broad terms — and again, this has the potential to be a competitive situation, so we’re not going to share our detailed numbers.  You know, we use a long-term copper price assumption of $3 per pound and dialing projects.  We have a hurdle rate of return of 15 percent unlevered after tax on any new project investments internally or externally.  Those are the broad parameters.

And we did extensive due diligence on the capital operating costs and the timeline for this project and baked that in, as well.  And again, we believe that the timeline to compete — or to commencement of construction is optimistic as it’s probably been advertised.  So, time value has a very direct bearing on valuation, as well.  And when you bake in all those into our valuation, we feel we have actually made a very — a very significant offer and fair offer to Augusta shareholders.

(Sachon Shaw):                                  OK.  So, when you say has a potential to be competitive, I mean, it almost implies that you believe that that’s going to be the case.  I think that...

David Garofalo:                               No, I’m not implying that at all...

(Sachon Shaw):                                  OK.

David Garofalo:                               I have no insight whatsoever in any other parties.  But this is an unsolicited transaction and I can only assume that Augusta and its board in exercising their fiduciary duties will conduct a sales process to make sure they extract maximum value, whatever they perceive that to do.

(Sachon Shaw):                                  OK.  And earlier, you mentioned that you would tender if there was a higher offer.  But I’m not sure if you clarified on what that actual level would be.

David Garofalo:                               Oh, you want a number?  Yes, (look, again)...

(Sachon Shaw):  (Yes).  You’re a buyer — you’re a buyer now, but...

David Garofalo:                               Yes.

(Sachon Shaw):  (But I’m wondering) what level (you are) selling.

David Garofalo:                               We’re — yes.  We are a buyer at this price and...

(Sachon Shaw):                                  Yes.

David Garofalo:                               If somebody overpays, we will tender.

(Sachon Shaw):                                  OK.  OK, fair enough.  And you indicated that they don’t have financing but based on their presentation, it seems like they — they’re aligning that up...

David Garofalo:                               They have negative work...

(Sachon Shaw):                                  For some kind of (inaudible)...

David Garofalo:                               Hold on.  They have negative working capital right now.  So, no, they don’t have financing in place.

(Sachon Shaw):                                  OK.  OK, so they — they’re not going to be able to get the financing in place or they’re...

David Garofalo:                               I — you know what, you’d have to ask Augusta.

(Sachon Shaw):                                  OK.

David Garofalo:                               Thanks for your questions.

Operator:                                                                    Thank you.  Our next question comes from Sandy Burns from Sterne Agee.  Please go ahead.

Sandy Burns:                                              Hi.  Just thinking ahead a little bit — to the extent the Constancia production ramp up is delayed next year in 2015, would you expect to continue with the Rosemont project or will you build in some flexibility to slow that down?  So, as the original goal, to dovetail one after the other, we’ll be able to continue no matter what happens at Constancia?

David Garofalo:                               Yes, we would never put ourselves in a position where we put the company in financial risk.  That being said, we’ve well overcapitalized ourselves for Constancia and any potential delays in Constancia.  And so, we feel very confident in the schedule that we’ve laid out integrating Rosemont into our pipeline.

Sandy Burns:                                              Right.  Well, I guess even if delayed from just a financial consideration just, you know, operationally, you know, being possibly stressed — stretched in — you know, two directions with two big projects.  Again, is that something, again, you would try to slow down, depending on what happens down in Peru?

Alan Hair:                                                               I’ll talk to that.  It’s the fact that with Constancia, in terms of the project execution side of things, that team’s workload is rapidly coming to an end and we’re moving more into the (honors) team on the operational readiness phase.  So, I don’t really see that there’d be any conflict there at all.

Sandy Burns:                                              OK, great.  Thank you.  Good luck.

Operator:                                                                    Thank you.  Our next question comes from (Drew Fickter) from (TIT).  Please go ahead.

(Drew Fickter):             Yes, thank you.  I wondered if you could just tell me, from a confidentiality agreement and standstill, I think it was mentioned that the standstill expired.  Can you just highlight when the two agreements expired, if the confidentiality was different?

David Garofalo:                               Yes, we — those expired in 2012.  Our valuation is based entirely in publicly available information.

(Drew Fickter):             OK.  And on the water permit, given the EPA letter, (that going) into sort of the timing of the approvals, but really just to the ultimate approval, what makes you think that the water permitting aspect won’t be difficult to achieve?

Alan Hair:                                                               Well, our view has been — as we’ve said, we’ve been evaluating this project for quite some time and we do believe that this project is ultimately (permittable) — it’s just a question of when.

(Drew Fickter):             Do you have a different plan for the water issue or is it...

David Garofalo:                               I — just to cut that off, I just want to say that Augusta’s actually done an exemplary job on the permitting process.  The only thing that we cite some criticism on is managing expectations of the marketplace.  So, there’s really nothing that we would change, in terms of Augusta’s approach on the permitting.  It just takes more time than what they’ve advertised.  And really, that’s all we’re going to entertain, in terms of questions on the permitting there.

(Drew Fickter):                                        OK, thanks.

Operator:                                                                    Thank you.  Our next question comes from (Shawn Tropper) from (Technical Genesee).  Please go ahead.

(Shawn Tropper):                         Hi.  I was just wondering, with the Red Kite loan, do they have recourse on it — that, with the steel?  And any other U.S. — any, like, regulatory approvals to get this deal done?

David Garofalo:                               Sorry, what do you mean by recourse?

(Shawn Tropper):                         Like could they basically, like, you know, do like a change — like, (if there’s like) anything to do with, like, a change of control, or anything (like that), that they ask for their money back, or anything like that?

David Bryson:                                         We’ve allowed for the possibility that the transaction may have a change of control provision.  Augusta’s disclosure on that point isn’t clear, but we’ve arranged liquidity and, you know, it’s mentioned raised equity previously, all of which would be available to deal with that if it did become (cullable) after a change of control.

(Shawn Tropper):                         OK.  That’s great.  And on the regulatory approvals, you need to get this type of deal done?

David Garofalo:                               Just normal regulatory approvals — you’re talking to a couple non-lawyers here — but nothing out of the ordinary course.

(Shawn Tropper):                         OK, that’s great.  Thanks.

Operator:                                                                    Thank you.  Our next question comes from John Tumazos from John Tumazos Very Independent Research.  Please go ahead.

John Tumazos:                                    Good morning, good morning.  Thank you for the excitement on a Monday.  I noticed on November 20, 2-and-a-half million shares of Augusta traded well under a dollar.  There were shares as low as 45 cents.

In view of that and your own skepticism about some of the timing issues, why bid now?  Why shouldn’t you worry that Augusta’s management or financial advisors are causing you to bid against yourself when you already have a blocking position?  Why not bid $1.50 or $2 later per share when there’s a timing disappointment?

David Garofalo:                               Well, John, I think that flash crash in the stock was very short-term in nature and I think the stock found an equilibrium shortly thereafter.  You know, what we’re interested in doing here is bidding fair value.  We’re not looking to steal anything here.  We think the market’s far too efficient for that.

We’ve built in reasonable timelines for permitting, reasonable estimates for our capital and operating costs — and this has more to do with us, in terms of our capacity to bring another project into the pipeline and value engineer it and bring it to development.  And we’ve completed construction of our two mines in Manitoba and those teams are ready to go onto the next project.

And our Constancia team within six months will be available, as well, as they hand the baton over to the operational readiness team that’s already in place.  So, it’s our ability to take this project on — is really what’s driving this timing more than anything.  And what we pay for will reflect the value, regardless of when we buy it.

John Tumazos:                                    Thank you.

Operator:                                                                    Thank you.  Our next question comes from (Chris Chan) from (Laurent Bank).  Please go ahead.

(Chris Chan):                                               Hi there.  My question’s around the material adverse change condition you guys have in there.  Is it just strictly around permitting that you guys, I mean, that was put in place or, I’m mean, from now to the deal, or is there anything else you had in mind that could trigger that?

David Garofalo:                               No.  I mean, again, non-lawyer answer here, but I mean, that’s a very standard clause.  There’s nothing unusual about that and that’s all we’ll say about it.

Operator:                                                                    Thank you.  The next question comes from Steve Parsons from National Bank Financial.  Please go ahead.

Steve Parsons:                                         Yes, good morning.  Thanks.  Just another quick question on permitting, if you will.  I can appreciate that — sort of the upfront process with the final (EIS) and the built-in alternative studies and getting (17, 18 fees) to sign off; took longer than expected for Augusta.

But given going forward the (NIPA) process is now governed by — governed by legislative timelines, 120 days from January 1st, the final (ROD), it would seem to me that there’s less scope for discrepancies going forward between your timelines and that of Augusta.  So, maybe, could you explain to me a little bit where you see discrepancies in the permitting process going forward?

Alan Hair:                                                               Well, to be honest, I don’t really want to get too much into the detail.  But I don’t think the final (record) of decision process is quite as clear-cut as it might have been represented.  And also, it’s not the only permit that still has to be achieved here.  They still have to then refile for the mine plan of operations, the 404 permit that was referenced early in the call with the EPA concerns about mitigation and some of the modifications to things like the air permits and the (actions of) protection permit.  There’s quite a number of things that play here.  So, they just all feed into our view that the timeline’s are still going to be longer than have been indicated necessarily by Augusta.

Steve Parsons:                                         OK.  That’s (it for me).  Thank you.

Operator:                                                                    Thank you.  As a reminder, if you’d like to ask a question, please press the star followed by the one on your telephone.

We have a follow-up question from (Ares Racada) from Scotia Bank.  Please go ahead.

(Ares Racada):                                      Hi.  Just one final question for me.  Have you had any discussion with the regulators here, i.e., the Forest Service or the Army Corps to give you comfort that an acquisition of Augusta before the final two permits in no way would have a negative impact on the — on the permitting?

David Garofalo:                               If wouldn’t be appropriate for us to have discussions with regulators on somebody’s projects other than our own.  So, our analysis is based on using a very capable consultant on the ground there that some insight, in terms of how the permitting process works in Arizona and realistic timelines.  So, I — we definitely have not had discussions with regulators about Rosemont.

(Ares Racada):                                      OK.  But is it fair to say that you don’t think an acquisition of Augusta in any way will impact the permitting?

Alan Hair:                                                               I would just point out that the — that the permits or the (permittable) body, as the Rosemont Copper Company, which is wholly on (sub) of Augusta — so, it’d be similar to numerous situations elsewhere in North America that you — that we’re changing who’s actually applying for the permit.

(Ares Racada):                                      OK.  Thank you very much.

Operator:                                                                    Thank you.  There appears to be no further questions.  Please continue with any other points you wish to raise.

David Garofalo:                               OK.  Thank you, operator.

And thank you everybody for participating.  And of course, if you have any follow-up questions, please feel free to contact any of our team directly.

Operator:                                                                    This concludes the Hudbay’s proposed acquisition of Augusta conference call.  Thank you for participating.  You may now disconnect.

END